Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

Leading Independent Proxy Advisory Firm ISS Recommends Qualcomm Stockholders Vote on the BLUE Proxy Card for Four of Broadcom’s Nominees

Qualcomm Stockholders Should Vote for ALL Six of Broadcom’s Nominees on BLUE Proxy Card to

Have the Opportunity to Obtain the Benefit of $82 Per Share Offer

SAN JOSE, Calif. – February 20, 2018 – Broadcom Limited (NASDAQ: AVGO) (“Broadcom”) today announced that Institutional Shareholder Services (“ISS”), one of the nation’s leading independent proxy advisory firms, has recommended that Qualcomm stockholders vote on the BLUE proxy card “FOR” four of Broadcom’s independent director nominees – Samih Elhage, Julie Hill, John Kispert and Harry You. Qualcomm’s 2018 Annual Meeting of Stockholders is scheduled for March 6, 2018.

In its February 16, 2018 report, ISS stated1:

“The election of four Broadcom nominees to the 11-member board seems to offer a reasonable path to a negotiated deal, which is likely to be the most beneficial path for shareholders.”

“Qualcomm’s optimistic vision of the future would likely resonate more effectively among shareholders if the company’s track record was more like that of its would-be acquirer.”

“The deterioration of [Qualcomm’s] fundamentals, combined with the significant underperformance relative to peers and the SOX index, calls into question Qualcomm’s business model, and what kind of long-term return shareholders should expect over the next transition to the 5G technology.”

“…much of Qualcomm’s promised cost cuts, the board has argued, will come from reduced SG&A expenses once it can unwind its ongoing legal campaign. The open question, it seems, is how long it will be until the next legal showdown expands SG&A once again.”

“The assertion that certain customers and regulators might be very receptive to a revamp of Qualcomm’s approach to licensing seems credible.”

“Broadcom is well known for its expertise with integration of acquired companies. Its M&A strategy has helped the company drive 1,173.5 percent shareholder return over the same period Qualcomm delivered 74.2 percent TSR.”

“…Broadcom’s more extensive experience with regulatory proceedings would seem to provide a better reference point for timing than Qualcomm’s own lengthy process with NXP. Based on the frequency and complexity of Broadcom’s acquisitions, and the two companies’ historical relationship with regulators, a timeline for regulatory approval of one year does not seem unreasonable.”

“[W]hile the proportionality of the Qualcomm board’s future responses to any new information remains to be seen, the tenor of its engagement leading up to the present raises questions as to whether the incumbent board is committed to playing its part in attempting to maximize the offer.”

“…Samih Elhage seems well qualified to assess the upside potential inherent in Qualcomm’s 5G strategy, a key component of the company’s standalone plan. Julie Hill’s role as an independent director of a large investment manager would also provide the board with a shareholder viewpoint. John Kispert’s previous experience with large-cap mergers in the semiconductor space, particularly his exposure to another highly acquisitive firm, Cypress Semiconductors, could prove valuable as well. Lastly, Harry You brings CEO and CFO experience at several large,

[1]	Permission to use quotations neither sought nor obtained

publicly traded technology companies, as well as many years’ experience as an investment banker—skill sets that could benefit potential negotiations.”

Commenting on the report, Broadcom issued the following statement:

We are pleased that ISS is recommending that Qualcomm stockholders vote on the BLUE card. It is important that Qualcomm stockholders vote for ALL six Broadcom nominees on the BLUE card to elect a majority of new board members so that Qualcomm stockholders will have the opportunity to obtain the benefit of Broadcom’s best and final offer for Qualcomm of $82 per share.

By voting the BLUE card for all six nominees, Qualcomm stockholders will show support for Broadcom’s highly compelling, best and final $82 per share offer. At $82 per Qualcomm share – which consists of $60 in cash and $22 in Broadcom stock – Broadcom is offering Qualcomm stockholders a significant cash premium plus the opportunity to participate in the upside potential of the combined company. Broadcom is also offering substantial deal certainty with downside protection in the form of an $8 billion reverse termination fee and a ticking fee. Broadcom remains confident in its ability to complete the transaction within approximately 12 months following the signing of a definitive agreement.

Vote the BLUE Proxy Card Today! Every Vote Counts

If you have any questions or need assistance voting your BLUE proxy, please call our proxy solicitor:

D.F. King

800-848-2998 (toll-free)

or

212-269-5550 (collect)

Stockholders are urged NOT to sign or return any white proxy card received from Qualcomm and are strongly encouraged to discard the white proxy card.

Moelis & Company LLC, Citi, Deutsche Bank, J.P. Morgan, BofA Merrill Lynch, Morgan Stanley and Wells Fargo Securities are acting as financial advisors to Broadcom. Wachtell, Lipton, Rosen & Katz, Latham & Watkins LLP and Simpson Thacher & Bartlett LLP are acting as legal counsel.

About Broadcom

Broadcom Limited is a leading designer, developer and global supplier of a broad range of digital and analog semiconductor connectivity solutions. Broadcom Limited’s extensive product portfolio serves four primary end markets: wired infrastructure, wireless communications, enterprise storage and industrial & other. Applications for our products in these end markets include enterprise and data center networking, home connectivity, set-top boxes, broadband access, telecommunication equipment, smartphones and base stations, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of stockholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm stockholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Investors:

Ashish Saran

Broadcom Limited

Investor Relations

408-433-8000

investor.relations@broadcom.com

Or

Tom Germinario / Rick Grubaugh

D.F. King & Co., Inc.

212-269-5550

Media:

Joele Frank / Steve Frankel / Andi Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449